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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

September 11, 2012

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A
ONcore Flex II Individual Variable Annuity
Post-Effective Amendment No. 10
File Nos. 811-09178 & 333-164069

Dear Ms. Roberts:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on September 5, 2012. Registrant filed the Post-Effective Amendment with the Commission on July 31, 2012 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) contemporaneously with seven other post-effective amendments (collectively, along with the Post-Effective Amendment, the “filings”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

Comments

•	The comments are given as to ONcore Flex II. To the extent any comments apply to the other filings, please make them in those filings.

Response: To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing:

Product filing	40 Act File No.	33 Act File No.
ONcore Wrap, Post-Effective Amendment No. 22	811-01978	333-134982
ONcore Lite II, Post-Effective Amendment No. 17	811-01978	333-156430
ONcore Ultra II, Post-Effective Amendment No. 17	811-01978	333-156432
ONcore Lite III, Post-Effective Amendment No. 10	811-01978	333-164075
ONcore Xtra II, Post-Effective Amendment No. 10	811-01978	333-164073
ONcore Premier II, Post-Effective Amendment No. 10	811-01978	333-164070
ONcore Premier WF, Post-Effective Amendment No. 7	811-01978	333-171785

Ms. Roberts

September 11, 2012

1. Supplement – Please include a lead-in sentence to indicate the page in the prospectus on which the replaced section starts.

Response: The requested change has been made.

2. Investment Restrictions for Certain Optional Riders, Managed Volatility Model – Please include a page reference to where a customer can find a description of the breakdown of the Managed Volatility Model in the prospectus.

Response: The disclosure regarding the GWLB Plus, Joint GLWB Plus and GPP (2012) (applied for on or after October 1, 2012) investment restrictions has been revised as follows:

If you apply for the GLWB Plus, Joint GLWB Plus or GPP (2012) rider on or after October 1, 2012, your purchase payments and Contract Value must be allocated in accordance with the restrictions specified below. The Fixed Accumulation Account is not an available investment option with the GLWB Plus, Joint GLWB Plus or GPP (2012). Your purchase payments and Contract Value must be allocated in compliance with (a) or (b):

(a)

100% must be allocated to the Managed Volatility Model. The Managed Volatility Model is one of our Asset Allocation Models. It seeks to provide protection from market downturns and more consistent returns over time. See “Optional Asset Allocation Models.” Please see Appendix D for the investment options included in the Model or contact us at 1-888-925-6446 or your registered representative for more detailed information on the Model…

Similarly, cross-references to Appendix D have been added in the other portions of the “Investment Restrictions for Certain Optional Riders” that set forth Models in which an owner may allocate payments or Contract Value. Appendix D has been added to the supplement. A copy of Appendix D is attached hereto as Exhibit A.

3. Franklin Templeton Foreign Securities Fund – Please confirm the name of the Franklin Templeton Foreign Securities Fund is shown correctly in the list of investment options.

Response: The Registrant will confirm that the name is shown correctly or correct any typographical errors.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Senior Associate Counsel

Ms. Roberts

September 11, 2012

EXHIBIT A

Appendix D

The following provides a list of the portfolios currently included in the Asset Allocation Models we make available.

Managed Volatility Model

Portfolio	Percentage of Model
TOPS™ Protected Moderate Growth ETF Portfolio	35%
Legg Mason Dynamic Multi-Strategy VIT Portfolio	15%
PIMCO Global Diversified Allocation Portfolio	15%
TOPS™ Protected Balanced ETF Portfolio	15%
Invesco V.I. Balanced-Risk Allocation Fund	10%
AllianceBernstein Dynamic Asset Allocation Portfolio	2.5%
Federated Managed Volatility Fund II	2.5%
Goldman Sachs Global Markets Navigator Fund	2.5%
Lazard Retirement Multi-Asset Targeted Volatility Portfolio	2.5%

Model 1: Conservative

Portfolio	Percentage of Model
PIMCO Total Return Portfolio	45%
PIMCO Real Return Portfolio	19%
High Income Bond Portfolio	9%
Invesco V.I. Balanced-Risk Allocation Portfolio	5%
Goldman Sachs Large Cap Value Fund	4%
PIMCO Global Bond Portfolio (Unhedged)	4%
Bristol Portfolio	2%
Franklin Flex Cap Growth Securities Fund	2%
Lazard Retirement International Equity Portfolio	2%
PIMCO CommodityRealReturn® Strategy Portfolio	2%
Royce Small-Cap Portfolio	2%
Strategic Value Portfolio	2%
Templeton Foreign Securities Fund	2%

Model 2: Moderately Conservative

Portfolio	Percentage of Model
PIMCO Total Return Portfolio	36%
PIMCO Real Return Portfolio	13%
Invesco V.I. Balanced-Risk Allocation Portfolio	8%
High Income Bond Portfolio	7%
Goldman Sachs Large Cap Value Fund	6%
Lazard Retirement International Equity Portfolio	6%
Templeton Foreign Securities Fund	4%
Royce Small-Cap Portfolio	3%
Bristol Growth Portfolio	2%
Bristol Portfolio	2%
Fidelity® VIP Mid Cap Portfolio	2%
Fidelity® VIP Real Estate Portfolio	2%
Franklin Flex Cap Growth Securities Fund	2%
PIMCO CommodityRealReturn® Strategy Portfolio	2%
PIMCO Global Bond Portfolio (Unhedged)	2%
Strategic Value Portfolio	2%
Bryton Growth Portfolio	1%

Ms. Roberts

September 11, 2012

Model 3: Balanced

Portfolio	Percentage of Model
PIMCO Total Return Portfolio	24%
Invesco V.I. Balanced-Risk Allocation Portfolio	12%
Lazard Retirement International Equity Portfolio	9%
Goldman Sachs Large Cap Value Fund	8%
PIMCO Real Return Portfolio	7%
Templeton Foreign Securities Fund	7%
Franklin Flex Cap Growth Securities Fund	4%
High Income Bond Portfolio	4%
Strategic Value Portfolio	4%
Bristol Portfolio	3%
Fidelity® VIP Mid Cap Portfolio	3%
Royce Small-Cap Portfolio	3%
Bristol Growth Portfolio	2%
Bryton Growth Portfolio	2%
Fidelity® VIP Real Estate Portfolio	2%
Lazard Retirement Emerging Markets Equity Portfolio	2%
PIMCO CommodityRealReturn® Strategy Portfolio	2%
PIMCO Global Bond Portfolio (Unhedged)	2%

Model 4: Moderate Growth

Portfolio	Percentage of Model
PIMCO Total Return Portfolio	12%
Goldman Sachs Large Cap Value Fund	11%
Lazard Retirement International Equity Portfolio	11%
Invesco V.I. Balanced-Risk Allocation Portfolio	10%
Templeton Foreign Securities Fund	10%
Royce Small-Cap Portfolio	7%
Franklin Flex Cap Growth Securities Fund	6%
Strategic Value Portfolio	5%
Fidelity® VIP Mid Cap Portfolio	4%
Bristol Portfolio	3%
Bryton Growth Portfolio	3%
Lazard Retirement Emerging Markets Equity Portfolio	3%
PIMCO CommodityRealReturn® Strategy Portfolio	3%
PIMCO Global Bond Portfolio (Unhedged)	3%
PIMCO Real Return Portfolio	3%
Bristol Growth Portfolio	2%
Fidelity® VIP Real Estate Portfolio	2%
High Income Bond Portfolio	2%

Model 5: Growth

Portfolio	Percentage of Model
Goldman Sachs Large Cap Value Fund	14%
Lazard Retirement International Equity Portfolio	13%
Templeton Foreign Securities Fund	12%
Royce Small-Cap Portfolio	10%
Invesco V.I. Balanced-Risk Allocation Portfolio	8%
Franklin Flex Cap Growth Securities Fund	7%
Strategic Value Portfolio	6%
Lazard Retirement Emerging Markets Equity Portfolio	5%
Bristol Portfolio	4%
Fidelity® VIP Mid Cap Portfolio	4%
PIMCO CommodityRealReturn® Strategy Portfolio	4%

Ms. Roberts

September 11, 2012

Bryton Growth Portfolio	3%
Bristol Growth Portfolio	2%
Fidelity® VIP Real Estate Portfolio	2%
High Income Bond Portfolio	2%
PIMCO Real Return Portfolio	2%
PIMCO Total Return Portfolio	2%